N E W S   R E L E A S E

TALISMAN'S OFFER FOR PALADIN RESOURCES SUCCESSFUL

CALGARY, Alberta - November 18, 2005 - Talisman Energy Inc. ("Talisman") announces that the cash offer by its wholly-owned subsidiary, Talisman Energy Resources Limited ("Talisman Resources"), for all of the shares of Paladin Resources plc has been declared wholly unconditional and Talisman Resources will acquire all shares tendered under the offer.  The offer was originally announced on October 20, 2005.  Paladin is a UK oil and gas exploration and production company whose shares are listed on the London Stock Exchange.  Paladin has a portfolio of production and exploration assets predominantly in the Norwegian, UK and Danish sectors of the North Sea, as well as in Australia, Indonesia and Tunisia.  It also has exploration acreage in Gabon and Romania.

Dr. Jim Buckee, President and Chief Executive Officer of Talisman, said:  "We now own or have received acceptances representing 73.26% of Paladin's existing issued share capital.  The acquisition process has run efficiently and quickly.  Our priorities now are to ensure smooth continuity of operations and to integrate Paladin's assets into Talisman's portfolio so that we can realize the full potential of the combined businesses."

The offer will remain open for acceptance until further notice.  Payment for shares already tendered is expected to occur on or about December 2, 2005 in accordance with UK practices and procedures.

The offer is not being made, directly or indirectly, in or into Canada, the United States, Australia or Japan or in any other jurisdiction in which the offer is or would be unlawful under the laws of that jurisdiction.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and Tobago and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  Talisman is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles.  Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone: 403 237-1196 Fax: 403 237-1210

E mail: tlm@talisman-energy.com

24/05